Exhibit 99.1 Press release

Quarterhill to Announce First Quarter 2019 Financial Results

Kitchener, Canada – April 25, 2019 – Quarterhill Inc. (“Quarterhill” or the “Company”) (TSX: QTRH) (NASDAQ: QTRH), will release its financial results for the three-month period ended March 31, 2019, on Thursday, May 9, 2019. The Company will host a conference call and audio webcast at 10:00 a.m. Eastern Time the same day.

Webcast Information

The live audio webcast will be available at:

https://event.on24.com/wcc/r/1987812/73FBBC42A1F9A206D58155EE2E34819D

Dial-in Information

•	To access the call from Canada and U.S., dial 1.888.231.8191 (Toll Free)
•	To access the call from other locations, dial 1.647.427.7450 (International)

Replay Information

Webcast replay will be available for 90 days at:

https://event.on24.com/wcc/r/1987812/73FBBC42A1F9A206D58155EE2E34819D

Telephone replay will be available from 1:00 p.m. Eastern Time on May 9, 2019 until 11:59 p.m. Eastern Time on May 16, 2019 at: 1.855.859.2056 (Toll Free) or 1.416.849.0833 (International).

Conference ID and Replay Passcode: 5782399

About Quarterhill

Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including, vertical market software and solutions, intelligent industrial systems and innovation and licensing. Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate customer relationships and dedicated management teams. Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH. For more information: www.quarterhill.com

All trademarks and brands mentioned in this release are the property of their respective owners.

For media and investor inquiries, please contact:

Shaun McEwanDave Mason

Chief Financial OfficerInvestor Relations

T: 613.688.4898T: 613.688.1693

E: smcewan@quarterhill.com E: ir@quarterhill.com